Exhibit 2.1

Credit contract

for a Club Deal

between

1.) Qiagen GmbH, Qiagen Strasse 1, 40724 Hilden

- hereinafter referred to as the “Borrower” -

and

2.) Deutsche Bank AG, Konigsallee 45-47, 40189 Dusseldorf

- hereinafter referred to as the “consortium leader”

and

3.) Stadtsparkasse Dusseldorf, Berliner Allee 33, 40001 Dusseldorf

- hereinafter referred to as “SSK” -

and

4.) IKB Deutsche Industriebank AG, Wilhelm-Botzkes-Strasse 1, 40474 Dusseldorf

- hereinafter referred to as “IKB” -

- nos. 2 through 4 shall hereinafter be jointly referred to as the “consortium banks.”

List of appendices

Appendix 1    Model payment call document for the Borrower

Appendix 2    Model for safeguard purpose explanation

Appendix 3    Decleration by Qiagen N.V. regarding Restriction of Dividend Payments

Appendix 4    Details for the definition of the financial relations

Appendix 5    General Terms & Conditions by the consortium leader

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(S) 1 Credit amount and intended purpose

1.1	Credit amount

The consortium banks shall provide the Borrower with a credit in the amount of

EUR 40,000,000.00

(in words: forty million Euros)

The credit amount reduces annually on June 15 by Euro 5,000,000.00 (in words: Five million Euros), beginning June 15, 2005.

1.2	Participation of the consortium banks and liability

The consortium banks shall assume the following portions of the aforementioned total sum:

the consortium leader shall assume a share of 45 percent,

i.e., EUR 18,000,000.00,

SSK shall assume a share of 30 percent,

i.e., EUR 12,000,000.00,

IKB shall assume a share of 25 percent,

i.e., EUR 10,000,000.00.

The consortium banks shall act independently from one another in rendering the performance owed under this contract and satisfying the obligations for which they are responsible hereunder. In this regard they shall not be liable to one another or to the Borrower or third parties as joint and several debtors. No joint corporate assets of the consortium banks shall be formed.

1.3	Intended purpose

The credit is intended for partial payment of the loan by the consortium banks to the borrower under the terms of the credit contract on May 28, 2001 together with amendments of November 06, 2001, February 27, 2002, July 31, 2002, April 24, 2003, May 27, 2004 and June 28, 2004.

(S) 2 Drawing on the credit

2.1	The credit can be disbursed within a three months period starting from the date of this credit contract in one sum as far as the conditions specified under paragraph 2.3 are fulfilled after conviction of the consortium banks.

2.2	The consortium banks shall be entitled to 3 business days to review the requirements for disbursement, calculated from the date of receipt of all of the documents that are necessary for this purpose.

2.3	General disbursement requirements

•	Creation of the agreed upon security in accordance with section 6.

•	The Borrower’s payment call, signed in a legally binding manner, in accordance with the model set forth in Appendix 1.

•	Declaration from Qiagen N.V. in accordance with Appendix 3.

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(S) 3 Interest

3.1	Interest rate guarantee

Interest rate may be agreed upon for terms of one to three months, six or -with consortium banks’ prior consent- up to twelve months. If the parties have not concluded a different agreement within five days before the expiration of an interest rate guarantee, the three months term shall form the basis for the next fixed interest rate period.

The parties will consider when determining the next fixed interest rate period the annual credit amount reduction according to paragraph 1.1

3.2	Interest rate and due date

The interest rate p.a. for drawings shall be determined in EUR according to EURIBOR for the respective term, plus a margin of 0.75 percent p.a.

EURIBOR is the interest rate as set on the second Frankfurt banking business day prior to the beginning of an interest rate guarantee for EUR credits of the respective term in accordance with the screen publication of the Dow Jones Telerate Information Service (Bridge Telerate page 248) for 11:00 a.m. Brussels time. If a EURIBOR interest rate is not published there on the relevant date, EURIBOR shall be deemed to be based on the arithmetic mean (rounded to three decimal points) of the interest rates at which cash deposits are offered to the consortium leader by two leading internationally respected banks in Frankfurt at approximately 11:00 a.m.

3.3	If, by separate agreement, the term is not exactly in line with a term for which EURIBOR is published but rather a period of time which lies in between, the EURIBOR shall be determined by means of linear interpolation from the neighboring EURIBOR rates. In this connection, the Interpolated Rate is calculated as follows:

[see source for equation]

rn	=	interpolated EURIBOR
rn-1	=	preceding neighboring EURIBOR rate
rn+1	=	following neighboring EURIBOR rate
tn	=	point in time of the interpolated EURIBOR
tn-1	=	point in time of the preceding neighboring EURIBOR
tn+1	=	point in time of the following neighboring EURIBOR

3.4	Interest shall be calculated on the basis of actually elapsed days divided by 360 (365/360).

Interest shall be due at the end of each interest period.

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The consortium leader shall notify the Borrower concerning the beginning and end and the determined interest for the interest rate guarantee for the respective drawings.

3.5	The initial margin of 0.75 percent p.a. is subject to the financial relation “net financial commitment / EBIT” (as defined in Appendix 4) as follows:

Financial Relation “ Net Financial Commitment / EBIT”	Margin in Percent p.a.
≤ 1.50	0.75
≤ 1.75	0.85
≤ 2.00	0.95

The changed margin applies also for current interest rate guarantee after expiration of fourteen days after publication of quarterly results.

3.6	Default interest

In the event of default, the Borrower shall owe the consortium banks default interest in the amount of 5 percent p.a. above the base interest rate. The proof of larger damage remains reserved by the consortium banks.

(S) 4 Term and repayment

4.1	Term

The credit expires on June 30, 2011. The last fixed interest rate period may not exceed the aforementioned date.

4.2	Borrower’s right of termination

The Borrower may terminate the loan (or a portion) upon notice of one month effective at the end of the respective interest period. The credit amount according to sec. 1.1 is reduced accordingly. The repayment schedule under sec. 1.1 remains unaffected by partial repayments. Terminated sums cannot be drawn again.

The Borrower shall have a right of termination no earlier than six months after the signing of this contract.

4.3	Premature repayment in a special case

The consortium banks are willing to accept repayment on a one-time basis during interest periods and prior to the due date in the event that the Borrower raises funds by means of the public issuance of a bond or similar instruments. It shall be a prerequisite in this regard that the Borrower reimburse the consortium banks for possible damages due to the worsening of interest (reinvestment damage) for the period until the end of the current interest period and lost profit (interest margin damage) up to the point in time at which ordinary termination would be possible and pay a processing fee in the amount of EUR 15,000.00 for each of the consortium banks. The Borrower shall announce the repayment, and said announcement must be received by the consortium leader one week before the date of the intended repayment. If the announcement is not made

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at least five banking business days before the expiration of an interest rate guarantee for a drawing or no deviating agreements are concluded, an extension of the interest rate guarantee shall take place for the respective drawing in accordance with section 3.1 sentence 2. Otherwise, the interest for the period from the expiration of the interest rate guarantee for the drawing until repayment is calculated on the basis of the EURO overnight rate (“Euro Overnight Index Average Rate”—abbreviated as “EONIA”)—plus a margin of 1.2 percent p.a. The EONIA shall be the quote of the Dow Jones Telerate Information Service (page 247) on the basis of the average rate calculated by the European Central Bank at 7:00 p.m. (Brussels time).

4.4 Consortium banks’ right of termination

The consortium banks may jointly terminate the loan upon notice of 6 months. If the fixed interest period exceeds 6 months the termination may not become effective before the end of the respective fixed interest period.

A new fixed interest rate period that begins after a termination may not become effective exceeding the day of the termination.

(S) 5 Commitment fee and other fees

5.1 By signing of this contract, the Borrower shall owe the consortium banks payment of a cash commitment fee in the amount of 0.25 percent p.a. on the credit sum according to section 1.2 which is allotted to each consortium bank and is due at the end of the credit term. Moreover the consortium leader will receive every year on July 15 a commission in the amount of Euro 2,176.50 for every commenced year, and for every participating consortium bank.

5.2 The consortium leader shall receive a lump sum from the Borrower in the amount of EUR 4,352.00 for each commenced quarter for the management of the securities.

5.3 Third-party costs incurred in connection with the granting of the credit shall be assumed by the Borrower. This shall specifically include the following: legal consulting costs, collateral orders and notary costs, regularly external costs for the evaluation of the collateral (e.g. taxes), etc..

5.4 In the case that the Borrower would make an unscheduled repayment or terminates the credit before June 15, 2005, the consortium banks would receive a once-only payment in the amount of Euro 37,500.00, which will reduce in each case on September 15, 2004, December 15, 2004 and March 15, 2005 by Euro 9,375.00 In the case of a partial repayments or partial notice the payment is proportionately payable in relations to the credit amount (in accordance with number 1.1)

(S) 6 Security

6 The Borrower shall create or ensure the creation of the following security for the consortium bank leader and respectively to secure all of the consortium banks’ claims arising from and in connection with this credit assurance.

a) in department III under the serial-number 1 first-position no-certificate land charge in the total amount of EUR 50,000,000.00, along with 15 percent interest starting from recording approval, as well as a one-time 10 percent ancillary payment—for the benefit of the consortium leader on the real property listed in the Hilden Land Register, page 23192, plot 065, subplots 254, 739, 2738, 2741, 2742, 2744, 2705 and 2720;

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A sample of the safeguard purpose explanation still which has to be signed is attached as Appendix 2

(S) 7 Additional obligations of the Borrower

7.1 Reporting duties

The Borrower shall give the consortium leader triplicate copies of the following documents:

a) Borrower’s audited annual financial statements, along with auditor’s report, promptly after the preparation thereof but no later than fife months after the close of the respective fiscal year; quarterly financial statements—not audited—within 2 months after the close of the respective quarter;

b) The borrower commits itself to ensuring that the QIAGEN N.V. and the respective subsidiaries relinquish the individual designated documents punctually, directly the consortium leader in triplicate copies:

1) audited annual financial statements (individual and consolidated financial statements) of Qiagen N.V., Venlo, promptly after the preparation thereof but no later than five months after the close of the respective fiscal year; quarterly financial statements—not audited—within 2 months after the close of the respective quarter;

2) individual annual financial statements (balance sheet and income statement) of Qiagen North American Holdings Inc., USA, promptly after the preparation thereof but no later than five months after the close of the respective fiscal year; quarterly financial statements—not audited—within 2 months after the close of the respective quarter;

3) audited divisional annual financial statements, along with auditor’s report, of Qiagen North American Holdings Inc., USA, with detailed appendix data to the QIAGEN promptly after the preparation thereof but no later than fife months after the close of the respective fiscal year; quarterly financial statements—not audited—within 2 months after the close of the respective quarter;

7.2 At the consortium leader’s request, the Borrower shall also be obligated to the consortium leader with any and all additional information that is necessary to the evaluation of the Borrower’s creditworthiness or the creditworthiness of QIAGEN group.

7.3 Until the credits are fully repaid, the Borrower shall be obligated not to agree to encumbrances of assets in its possession without receiving a real market value trade-off or burden with rights in favor of third parties without previous consent of the consortium banks.

7.4 Assignment of Patents as well as the utilization of patents for third parties may take place only in return of payment of an appropriate market price or other return, this applies also to future or in the future acquired patents.

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Assignment of patents concerning the products and technologies for separation, purification and handling of nucleic acid require the previous consent of the consortium banks. The consent can only be denied for important reason.

A complete list of the patents will be handed over to the consortium leader. The Borrower shall notify the consortium leader on a semiannual basis concerning new patent applications and expired patents. The Borrower shall promptly notify the consortium banks if third parties dispute the Borrower’s rights to or arising from the patents.

7.5 The Borrower shall be obligated to only make payments to Qiagen N.V. in connection with the exercise of employees’ option rights arising from the existing stock option plan after receiving the consent of the consortium leader. Excepted herefrom shall be payments up to an exempt limit of EUR 7,500,000.00 per year.

(S) 8 Financial ratios

8.1 The Borrower and the consortium banks are in agreement that—notwithstanding all other termination rights on the part of the consortium banks—this credit contract may be terminated by the consortium banks on the grounds that, in a given quarter, the following financial ratios are not met by Qiagen N.V. on a consolidated basis according to US-GAAP:

Net financial obligations/equity capital ≤ 0.55

Net financial obligations/EBIT ≤ 2

EBITDA/net interest expense ≤ 9

(EBIT, EBITDA as well as net interest expense on basis of a continues 12-months period, that means last final quarterly plus the three previous quarters)

Cash Covenant on consolidated basis: Assets and marketable securities of the circulating capital ≥ Euro 30,000,000.00

The details of the calculation can be found in the information in Appendix 4.

8.2 The Borrower shall document compliance for the consortium banks by means of confirmation by the auditor of Qiagen N.V. no later than fourteen days after publication of quarterly results.

(S) 9 Change of Control

9.1 If QIAGEN N.V. gives up or reduces the direct or indirect participation to

QIAGEN Ltd., Great Britain

QIAGEN SpA, Italy

QIAGEN AG, Switzerland

QIAGEN Pty. Ltd., Australia

QIAGEN Inc., Canada

QIAGEN North American Holdings Inc., USA

QIAGEN Sciences Inc., USA

QIAGEN Inc., USA

QIAGEN S.A., France

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QIAGEN K.K., Japan

QIAGEN AS, Norway

the Borrower and consortium banks will without delay conduct discussions over the adjustment of this credit contract.

Likewise the Borrower will, when required by the consortium banks, conduct discussions without delay over the adjustment of this credit contract, if an extension of the aforementioned affiliates appears necessary from view of the consortium banks

If within a month’s time a regulation is not reached, the consortium banks are justified to quit the credit contract with a one month term and to demand the repayment of the credit.

9.2 In the case that QIAGEN N.V. gives up its direct investment in QIAGEN GmbH or makes a dispositional over QIAGEN GmbH shares, the consortium banks are entitled to terminate the credit contract without previous notice and demand the repayment of the credit.

9.3 The Borrower has to compensate the consortium banks for the costs and damages of the cancellation, in the cases specified under number 9.1 and 9.2

9.4 An assignment of under number 9.1 specified affiliations to an aforementioned affiliation or to the QIAGEN GmbH is innocuous.

9.5 In addition, the fusion and splitting of under number 9.1 specified affiliates are innocuous, as long as QIAGEN N.V. remains indirectly or directly the legal successors or partial legal successors by a majority. Expressly excluded from it are the QIAGEN North American Holdings Inc., the QIAGEN Sciences Inc., is as well as the QIAGEN Inc..

(S) 10 The consortium leader and the consortium banks

10.1 Appointment and authorization of the consortium leaders

The consortium banks hereby appoint Deutsche Bank AG Duesseldorf as the consortium leader and authorize Deutsche Bank AG Duesseldorf to submit or receive all declarations to and from the lender or third parties in connection with the performance of this credit contract, including the creation, management and liquidation of security. The consortium leader shall also specifically be entitled to collect money.

10.2 Handling of payments

Payment transactions in connection with this credit contract shall be handled through the consortium leader. Payments shall be made in Duesseldorf at the aforementioned business premises of the consortium leader. The Borrower may also make payments with debt-releasing effect towards all consortium banks to the following account of the consortium leader:

Account number 2004406

Deutsche Bank AG Dusseldorf

Bank routing number 30070010

in this connection, the intended purpose shall be identified.

In principle, disbursements of the credit shall be made to the Borrower’s account no. 1704279 with the consortium leader.

10.3 General payment terms

To the extent statutorily permissible, all payments by the Borrower shall be made without deduction of any taxes, fees or other charges. Otherwise, the Borrower shall be obligated to pay the relevant difference amount in such a manner that the consortium banks receive the full sum that is owed.

Offset against claims arising from this credit contract, as well as the assertion of rights of retention, by the Borrower shall be barred, unless the counterclaims are undisputed or have been established by final judgment and the Borrower notifies the consortium leader and presents documents capable of providing documentation.

10.4 Crediting

The consortium leader shall be entitled to act at its own discretion in crediting the Borrower’s payments and/or proceeds of security toward the payments owed to the consortium banks on a proportional and equal-priority basis.

Until further notice, the consortium leader shall be entitled to charge due payments to the Borrower’s account no. 1704279 with the consortium leader.

(S) 11 Communication

Communications relating to the credit shall be sent to:

QIAGEN GmbH, Roland Sackers, Chief Financial Officer,

Qiagen Strasse 1, 40724Hilden,

telephone: 02103-29 11 707, fax: 02103-29 11 777

Deutsche Bank AG, Burghard Rebmann,

Konigsallee 45-47, 40189 Dusseldorf,

telephone: 0211-883-9101, fax: 0211-883-2468.

(S) 12 Miscellaneous

12.1 Banking secrecy

The Borrower hereby releases the consortium banks from banking secrecy among one another, such that the consortium banks may exchange between one another any and all information which appears significant to them with respect to the granting and handling of the credit.

11.2 Sub-participation

The consortium banks shall be entitled, with the consent of the Borrower, to grant sub-participation of their shares to third parties. The Borrower may only refuse its consent for good cause.

12.3 Changes and additions of the present contract require writing to their effectiveness

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12.4 General contract terms, etc.

By way of supplement to the agreements concluded herein, the consortium leader’s General Contract Terms, which are attached to this contract as Appendix 5. In addition, the lien agreed upon in the respective General Contract Terms of the respective consortium banks shall be applicable to that Consortium Bank’s share.

12.5 Severance clause

If portions of this credit contract are impracticable or invalid, it is intended that the validity of the contract as a whole not be affected thereby. It is intended that the impractical or invalid provision be replaced by a provision that comes as close as possible to the void or impractical provision in accordance with the purpose of the credit contract.

12.6 The place of performance for all claims arising from this contract, as well as the place of venue, shall be Duesseldorf.

Duesseldorf, July 12, 2004

/s/ Peer M. Schatz
/s/ Roland Sackers
Qiagen GmbH, Hilden

Duesseldorf, July 12, 2004

/s/ Leberling	/s/ Kass	/s/ Maeckel
/s/ Rebmann	/s/ Herr Kessler	/s/ Schaumannn
Deutsche Bank AG Duesseldorf	Stadtsparkasse Dusseldorf Duesseldorf	IKB Deutsche Industriebank AG Duesseldorf

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Appendix 1 to the credit contract from July 12th, 2004

[Letterhead QIAGEN GmbH]	Hilden

To

Deutsche Bank AG

Koenigsallee 45-47

40189 Duesseldorf

as consortium leader of the consortium consisting of Deutsche Bank AG, Stadtsparkasse Duesseldorf and IKB Deutsche Industriebank AG in accordance with credit contract of                                 .

Order to Pay

Please pay by [                    ] from the credit contract specified above on our account NR. [                    ] a sum of

Euro [                    ].

We insure that the aforementioned amount of the condition for disbursement is fulfilled and we don’t know of any circumstances which would oppose the disbursement of the credit or justify the termination of the credit contract by the consortium banks. We will use the funds in accordance with number 1.3 of the credit contract.

The interest rate guarantee for this partial disbursement is to take place by [                    ].

Yours sincerely

Qiagen GmbH

Appendix 2 to the credit contract from July 12th, 2004

Deutsche Bank

AG

- hereinafter referred to as “Bank” -

as consortium leader of the consortium consisting of the Bank, Stadtsparkasse Duesseldorf and IKB Deutsche Industriebank AG

Declaration of Collateralization Purpose for Mortgages

Borrower

QIAGEN GmbH; 40719Hilden

Provider of collateral

QIAGEN GmbH; 40719Hilden

Land charge amount

Euro 50,000,000.00 (in words fifty million )

Land register in	District Court	Vol.	Sheet	Section III serial No.
Hilden	Langenfeld		23192	1

Property occupy in (street address, zip code and city

Max-Volmer-Str./Grenzstr./u.a., 40724 Hilden

1. Collateralization purpose

The stated mortgage plus interest and other payments and the Borrower’s obligations under the personal assumption of liability are intended to secure the bank’s claims against the Borrower’s under the credit agreement specified below, even if the agreed maturity is extended.

Designation of the demands of the consortium banks against the Borrower

Consortium credit contract of 05.28.01 over the amount of Euro 100,000,000.00 together with amendments last of 06.28.2004:

Consortium credit contract from 12.07.2004 over the amount of 40,000,000.00

2. Assignment of claims to restitution of prior or equal ranking land charges

If, now or in the future other mortgages should rank prior or equal to this mortgage for the purposes of improving the Bank’s ranking, the claims to restitution to the Borrower of such prior or equal mortgages plus interest and ancillary rights, the claims to a permission to cancel, of a declaration of waiver and a declaration of non-disbursement as well as the claims of disbursement of excess proceeds in case of realization are hereby assigned. If the restitution claims have already been assigned, the claim to restitution of these claims is hereby assigned.

3. Pledge of insurance claims

To secure the claims specified under 1. in line with this declaration of purpose, the claims arise from existing appurtenance insurance policies or such policies concluded in future are pledged to the bank.

4. Offsetting of payments and proceeds

All payments will be offset with the claims secured by the mortgage.

5. Completion of the Collateralization purpose

As far as the collateral provider after completion of the collateralization purpose is entitled to a requirement for restitution on the mortgage designated above, then this is limited to the right to cancellation of the land charge, unless at the time of the restitution the property in that collateral has changed in an auction by order of the court.

6. Maintenance and insurance of the plot

(1) the providers of collateral and the borrower(s) are obligated to maintain in good condition the building and appurtenance on the encumbered plot, insofar as they are secured by the mortgage.

(2) Buildings and appurtenances must be insured unless this has already been done by the provider of collateral and the borrower at their expense against all risks for which the bank considers insurance cover necessary. In particular, fire insurance shall be taken out in an appropriate amount and maintained for as long as the bank has claims secured by the mortgage. If this is not done or not in an adequate amount, the bank itself may take out insurance at the expense of the provider of collateral and the borrower.

7. Information and inspection

The bank may ask for all information, vouchers and deeds required for administration and realization of the mortgage. It may also obtain such information, vouchers and deeds from public authorities, insurance companies or other third parties at the expense of the provider(s) of collateral and the borrower. The bank is entitled to inspect the encumbered plot, buildings and appurtenances and all documentation relating thereto.

Hilden,	QIAGEN GmbH

Place, Date	/s/ Peer M. Schatz Roland Sackers
Signature of the Borrower and collateral provider

For internal use only	Branch/master No./sub-a/c No.	Collateral No.

Signature and power of attorney checked:
R

Appendix 3 to the credit contract from July 12th, 2004

Declaration

By the Qiagen N.V., Venlo

[Letterhead QIAGEN N.V., Venlo]

To

Deutsche Bank AG

Koenigsallee 45-47

40189 Duesseldorf

acting as consortium leader consisting for the consortium consisting of

Deutsche Bank AG Duesseldorf

Stadtsparkasse Duesseldorf und

IKB Deutsche Industriebank AG, Duesseldorf

-collectivly called “consortium banks”-

Ladies and Gentlemen,

our subsidiary, QIAGEN GmbH, Hilden informed us that they are negotiating a credit contract with you at a value of euro 40.000.000,00 (in words: Forty million euro). Negotiating details of the contract are known to us.

You told us that you are only interested in concluding the credit contract, if we restrict ourselves as shareholders in particular regarding the distribution of profit of Qiagen GmbH. This said, we make a commitment to you irrevocably until complete repayment of the credit, that no payments of the yearly surplus or a profit or other repayments on the drawn capital, capital reserves or surpluses, will be decided or conducted as long as on basis of the financials in accordance with HGB on the 31st of December of the last financial year the capital ratio does not exceed 35 per cent or would fall below by such ratio.

The equity ratio consists of:

Capital stock/ common stock / subscribed capital

+ Reserves

+ accumulated income / accumulated profits / retained earnings

./. accumulated deficit

./. Goodwill

./. Intangible assets

∑ Equity ratio

For the purpose of computation of the equity ratio, loans of affiliated companies are considered as equity, for which a subordination agreement was concluded to your favor. The equity ratio without consideration of these loans may not fall below 20 per cent.

We assure you that we can give above declaration in accordance with the rights of the Netherlands for the company, and that all resolutions by the responsible committees of the company, necessary for the assumption of these obligations are resolved.

The right of the Federal Republic of Germany applies to this declaration. We agree upon Duesseldorf as place of jurisdiction.

Yours sincerely

Qiagen N.V.

Appendix 4 to the credit contract from July 12th, 2004

Definition of Financial Ratios according to $ 8 of the credit contract.

At any time according to paragraph 8 of the credit contract QIAGEN N.V. must comply on consolidated level with the financial ratios. Qiagen GmbH reports to consortium leader within 14 days after publication of the quarterly results the financial ratios. The auditor of Qiagen N.V. shall testify these ratios.

The financial ratios are calculated and defined as follows:

a) total net debt / net worth ≤ 0,55

“total net debt” means:

   Issued securities (bonds etc.)

+ short term bank liabilities

+ issued notes

+ long term bank debt

+ long term leasing obligations

+ other interest bearing liabilities

./. cheques, cash, bank

./. receivables from banks

./. marketable securities

= total net debt

“net worth” means:

   share capital

+ capital surplus/share premium reserve

+ retained earnings

./. accumulated losses

./. goodwill/intangible assets

./. increases in assets due to revaluations

= net worth

b) total net debt / EBIT ≤ 2

“EBIT” means:

   net income

+ income tax provision

+ interest expenses

+ leasing expenses net of amortization

= EBIT

Upon the acquisition of a company that is consolidated under Qiagen N.V. for the purpose of calculation of the above financial ratios regular depreciation and amortization of goodwill and other intangibles can be added back to EBIT to the extent they have reduced income.

The statutory auditor of Qiagen N.V. shall confirm that such an addition is in accordance with these provisions.

c) EBITDA / net interest expenses ≥ 9

“EBITDA” means:

    EBIT (as defined above without modification)

+ depreciation and amortization of fixed assets

./. additions in values on fixed assets

+/./. change in pension reserves

+/./. special reserves/depreciation/non-cash items

+/./. gain/losses from disposal of assets

+/./. other non-cash effective expenses or income

+/./. other extraordinary cash effective items (extraordinary expenses income)*

= EBITDA

*)	includes acquisition costs as reported in accordance with US-GAAP

“net interest expenses” means:

    interest expense

./. interest income

+ capital lease expense net of amortization

= net interest expenses

d) Cash-covenant on the basis of consolidated financials of QIAGEN N.V.

Cash and Equivalents and marketable securities within short term assets must amount to at least EUR 30,000,000.00 (thirty million).

The Cash-covenant must be fulfilled at any time.